Filed by ONEOK, Inc. (Commission File No. 001-13643) Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: ONEOK Partners, L.P. (Commission File No.: 1-12202) This filing relates to the proposed business combination of ONEOK, Inc. (“OKE”) and ONEOK Partners, L.P. (“OKS”) pursuant to the terms of an Agreement and Plan of Merger, dated as of January 31, 2017 (the “Merger Agreement”), by and among OKE, New Holdings Subsidiary, LLC, OKS, and ONEOK Partners GP, L.L.C. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OKE on February 1, 2017, and is incorporated by reference into this filing. These pages from the official transcript of OKE's Annual Shareholders Meeting relate to the pending merger transaction between OKE and OKS. The meeting took place on May 24, 2017.

Client Id: 77 Terry K. Spencer - ONEOK, Inc. - CEO, President and Director Thank you, Mr. Chairman, and good morning to you all, and welcome to ONEOK's annual meeting. Thank you for your continued interest and investment in ONEOK. 2016 was a very rewarding year for our investors who benefited from our well-positioned 37,000-mile network of natural gas and natural gas liquids pipeline, strong 2016 financial results and continued growth project execution. As a result, ONEOK's total return for our investors was nearly 150% in 2016, and ONEOK's stock was the second best performing stock on the Standard & Poor's 500 Index. An important measurement of our company's success is the value we create for our investors, which is driven by our integrated asset footprint, several cash flows and attractive growth projects. With long-term value creation in mind earlier this year, ONEOK announced plans to acquire the remaining public stake in ONEOK Partners, creating a stand-alone operating company with a greater than $30 billion enterprise value. This acquisition of the balance of ONEOK Partners underscores the strategic value we place on the business we have successfully built since we ventured into the midstream space nearly 20 years ago. A broad asset footprint, stable cash flows and attractive growth prospects remain core to our long-term growth strategy. Through the acquisition of the 60% of the limited partner interest in ONEOK Partners that ONEOK does not already own, ONEOK becomes a stand-alone operating company with a lower cost of funding and stronger cash flow generation. With the completion of this transaction, we expect to increase dividends to $0.745 per share in the first quarter following the close of the transaction, a 21% increase compared with the first quarter 2017. We also anticipate a subsequent 9% to 11% annual dividend growth rate through 2021. Following the transaction, which is immediately accretive to distributable cash flow, we expect to have a lower cost to funding and have greater access to the capital markets as we continue executing on our growth strategies. Importantly, we expect the combined entity to receive investment-grade credit ratings from the rating agencies. We will continue operating as a leading midstream service provider with an integrated network of natural gas liquids, natural gas pipelines, processing plants, fractionators and storage facilities located in the Williston Basin, the Mid-Continent, the Permian Basin, the Midwest and the Texas Gulf Coast. This transaction doesn't impact our employees or their day-to-day activities, and it doesn't change our core businesses or our goal to continue growing as one of the North America's largest midstream service providers. Our footprint continues to grow, most recently with the completion of our Bear Creek natural gas processing plant in North Dakota and the completion of Phase 2 of our Roadrunner Gas Transmission pipeline project and the expansion of our WesTex Transmission pipeline, both in the Permian Basin in West Texas. Our extensive and integrated assets provide geographic diversity and full service capability, an important competitive advantage. We continue to grow earnings, with ONEOK's 2016 adjusted EBITDA increasing nearly 20% compared with 2015. Increased fee-based earnings drove double-digit adjusted EBITDA growth in all 3 of our business segments. Our full service midstream services were a key driver of the projected EBITDA growth. We have significantly increased our fee-based earnings since 2015 as a result of our contract restructuring efforts in the natural gas gathering and processing segment, increased fee-based natural gas liquids gathered and fractionated volumes in the natural gas liquids segments and completed fee-based projects in the natural gas pipeline segment. With this line of sight into growth opportunities and improving market fundamentals, we have many future potential organic growth projects in the development phase, which we can fund at a lower cost with the recently announced transaction. As we look forward to the remainder of 2017 and beyond, we see continued opportunities for growth. Our 2017 financial guidance reflects these opportunities with continued growth across our asset footprint, as market fundamentals continue to improve and producer customers are increasing their activity in the NGL-rich shale plays where ONEOK operates. In our natural gas liquids segment, increased ethane production remains a significant driver of future NGL volume growth in the Mid-Continent region and Williston and Permian Basins, which are expected to benefit from the increased ethane demand and as new world-scale petrochemical facilities begin operations and ethane export facilities increase capacity utilization in the second half of 2017 and beyond. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 24, 2017 / 2:00PM, OKE - ONEOK Inc Annual Shareholders Meeting

Client Id: 77 We are well positioned to benefit from this ethane opportunity and have enough infrastructure capacity already in place to transport these incremental volumes, which could ultimately result in as much as $200 million in additional annual earnings with little to no capital investments required. We expect to see the most significant impact from ethane recovery out of the Mid-Continent region in Oklahoma where ONEOK is connected to more than 100 third-party natural gas processing plants, which would result in an expected $170 million annual earnings uplift out of the potential $200 million. We see significant opportunities for volume growth in 2017 and beyond for all 3 of our segments in the Mid-Continent and specifically in the prolific STACK and SCOOP plays in Central Oklahoma. Lower breakeven cost and improved well productivity are driving increased producer activity in the STACK and SCOOP where we are positioned to meet the growing demand for midstream NGL and natural gas services with available capacity and connections to key market centers. Our natural gas liquids segment, in particular, is connected to more than 90% of the pipeline connected natural gas processing plants in the Mid-Continent. And we expect an incremental $100 million in annual earnings or about 100,000 barrels per day of NGL supply out of the STACK and SCOOP by the end of 2018 with less than $100 million of capital expenditures needed to accommodate the anticipated increased volumes on our system. This is in addition to the $200 million ethane opportunity I mentioned earlier. We currently have 12 rigs on a dedicated acreage in the Mid-Continent across our natural gas gathering and processing system compared with 3 to 4 rigs at this point in time last year. Recently, a number of our natural gas gathering and processing customers, which account for more than 200,000 acres of dedication have increased their drilling program, which would increase rigs on a dedicated acreage to a range of 14 to 17 by the end of 2017. In the very active Permian Basin in West Texas, we are an NGL service provider via our West Texas LPG System. It provides transportation services to the Mont Belvieu market center and from nearly 40 third-party natural gas processing plants. In addition, our natural gas pipeline segment is connected to more than 25 natural gas processing plants serving the Permian Basin with a total capacity of 1.9 billion cubic feet per day. Our ONEOK WesTex natural gas transmission system has access to supply in the Permian Basin. Texas Panhandle and Mid-Continent, the interconnections with our natural gas systems in Oklahoma, providing further supply diversification for our end users. In 2017, we expect producer activity to continue to increase in the Permian Basin, and we are in a great position to meet the growing demand for NGL and natural gas services. And lastly, the Williston Basin is an important area for long-term volume growth for both NGLs and natural gas on our system. This NGL-rich basin continues to outperform in a tough environment, proving its vast reserve base and the decade’s long production life ahead of it. We continue to see an increase in drilling rigs in the core of the basin so far this year, with approximately 30 rigs currently operating on our dedicated acreage, more than double the number of rigs on our acreage last year and more than 60% of all of the rigs in the entire basin. Our extensive infrastructure, reliable full-service capability and experience in the basin provide us with a competitive advantage over other midstream service providers in area. Besides being reliable and environmentally responsible operation of our assets is dependent upon our workforce, which is our greatest resource. Their hard work and commitment delivered solid results for the company, our customers and you, our investors. As our business continues to grow and geographic footprint expands our ongoing commitment to improving environmental, safety and health, performance remains key. As part of our ongoing commitment to the environment, safety and health, we continue to be committed to pursuing a 0 incident culture by working to mitigate risk and eliminate incidents that may bring harm to our employees, contractors, the public and the environment. Operating our business to meet the environmental safety and health expectations of each of our key stakeholders, including regulatory agencies, the communities in which we operate, landowners, customers, employees and investors continues to be an important goal we strive for in our day-to-day operations. Our efforts in 2016 and so far this year have not gone unnoticed. We garnered national and regional recognition, including the Gas Processors Association of Oklahoma, Chairman's Award for Safety Improvement. The natural gas gathering and processing business segment received Gas Processors Association Environmental Excellence Award. We received a 5-star ranking as a 2016 Top Inclusive Workplace by the Tulsa Regional Chamber of Commerce's Diversity Business Council. Oklahoma Magazine listed us as one of the best of the best companies to work for in 2016. We ranked 348 on the Fortune 500 company list. And we listed among the Platts Top 250 Global Energy Companies, just to name a few. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 24, 2017 / 2:00PM, OKE - ONEOK Inc Annual Shareholders Meeting

Client Id: 77 We had an exciting and successful year with more opportunities to come. We're committed to creating value for our investors and making strategic business decisions that are in the best interest of the company and our stakeholders. ONEOK and its employees are prepared and ready to continue executing on the possible growth opportunities that lay ahead. I'd like to thank all of you for your continued trust, support and investment in our company. And we did a series of video plant tours for our employees, particularly for those that don't get the opportunity to be out in the field on a regular basis. And we're going to provide you a sampling of those tours. We hope you enjoy. And thank you very much for being here today. Thank you, Mr. Chairman. John W. Gibson - ONEOK, Inc. - Non-Executive Chairman Thanks to management for sharing that. That was excellent. Mr. Grimshaw, will you please report on the results of the voting? S. Eric Grimshaw - ONEOK, Inc. - VP, Associate General Counsel and Corporate Secretary Mr. Chairman, we have been provided the preliminary report of the Inspector of Election as follows. Each of the nominees for the 10 directorships has received votes in favor of his or her election in excess of 96% of the shares of ONEOK common stock represented at this meeting in person or by proxy. Proposal #2 to ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for ONEOK, Inc. for the year ended December 31, 2017, has received votes in favor of the proposal in excess of 98% of the votes of ONEOK common stock represented at this meeting in person or by proxy. Proposal #3, to approve, on an advisory basis, the compensation paid to the named executive officers as set forth in the proxy statement for this meeting, has received votes in favor of the proposal in excess of 95% of the shares of ONEOK common stock represented at this meeting in person or by proxy. And with respect to Proposal #4 providing for the advisory vote on the frequency of future advisory shareholder votes on executive compensation, in excess of 87% of the votes cast have selected a frequency of 1 year. John W. Gibson - ONEOK, Inc. - Non-Executive Chairman Thank you, Mr. Grimshaw. Since each of the nominees for director has received a majority of the votes cast in favor of their election, each of the nominees has been elected as director of the company to serve until the company's annual meeting in 2018. Also, since the proposal to ratify the selection of PricewaterhouseCoopers as our independent registered public accounting firm for the year ending December 31, 2017, and the advisory vote to approve executive compensation have each received votes in favor of such proposals, representing a majority of the shares of ONEOK common stock represented at this meeting in person or by proxy, these proposals are approved by our shareholders. And finally, shareholders have, by a majority of the votes cast, indicated a preference of future advisory shareholder votes on executive compensation to occur once per year. Because no one has submitted any additional business for this meeting, in accordance with the provisions of our bylaws, there is no other business to come before this meeting. I once again express my appreciation to those shareholders who attended this meeting and to those who submitted their proxies prior to the meeting. And I also want to especially recognize and thank those former employees, retirees and officers of the company that took the time and effort to join us today. And I also want to thank you for all your past contributions to the company. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 24, 2017 / 2:00PM, OKE - ONEOK Inc Annual Shareholders Meeting

*** Forward Looking Statements This filing contains certain "forward-looking statements" within the meaning of federal securities laws. Words such as "anticipates", "believes," "expects", "intends", "plans", "projects", "will", "would", "should", "may", and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect ONEOK's and ONEOK Partners’ current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ONEOK and ONEOK Partners, including future financial and operating results, ONEOK's and ONEOK Partners’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including future results of operations, projected cash flow and liquidity, business strategy, expected synergies or cost savings, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this news release will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These risks and uncertainties include, without limitation, the following: • the ability to obtain the requisite ONEOK stockholder and ONEOK Partners unitholder approvals relating to the proposed transaction; • the risk that ONEOK or ONEOK Partners may be unable to obtain governmental and regulatory approvals required for the proposed transaction, if any, or required governmental and regulatory approvals, if any, may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction; • the risk that a condition to closing of the proposed transaction may not be satisfied; • the timing to consummate the proposed transaction; • the risk that cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; • disruption from the transaction may make it more difficult to maintain relationships with customers, employees or suppliers; • the possible diversion of management time on merger-related issues; • the impact and outcome of pending and future litigation, including litigation, if any, relating to the proposed transaction; • the effects of weather and other natural phenomena, including climate change, on OKE’s and/or OKS’ operations, demand for OKE’s and/or OKS’ services and energy prices; • competition from other United States and foreign energy suppliers and transporters, as well as alternative forms of energy, including, but not limited to, solar power, wind power, geothermal energy and biofuels such as ethanol and biodiesel; • the capital intensive nature of our businesses; • the profitability of assets or businesses acquired or constructed by us; • our ability to make cost-saving changes in operations; • risks of marketing, trading and hedging activities, including the risks of changes in energy prices or the financial condition of our counterparties; • the uncertainty of estimates, including accruals and costs of environmental remediation; • the timing and extent of changes in energy commodity prices; • the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, pipeline safety, environmental compliance, climate change initiatives and authorized rates of recovery of natural gas and natural gas transportation costs; • the impact on drilling and production by factors beyond our control, including the demand for natural gas and crude oil; producers' desire and ability to obtain necessary permits; reserve performance; and capacity constraints on the pipelines that transport crude oil, natural gas and NGLs from producing areas and our facilities; • difficulties or delays experienced by trucks, railroads or pipelines in delivering products to or from our terminals or pipelines; • changes in demand for the use of natural gas, NGLs and crude oil because of market conditions caused by concerns about climate change;

• conflicts of interest between OKE, OKS, ONEOK Partners GP, and related parties of OKE, OKS, and ONEOK Partners GP; • the impact of unforeseen changes in interest rates, debt and equity markets, inflation rates, economic recession and other external factors over which OKE and OKS have no control, including the effect on pension and postretirement expense and funding resulting from changes in equity and bond market returns; • our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared with our competitors that have less debt, or have other adverse consequences; • actions by rating agencies concerning the credit ratings of ONEOK and ONEOK Partners; • the results of administrative proceedings and litigation, regulatory actions, rule changes and receipt of expected clearances involving any local, state or federal regulatory body, including the Federal Energy Regulatory Commission (FERC), the National Transportation Safety Board, the Pipeline and Hazardous Materials Safety Administration (PHMSA), the U.S. Environmental Protection Agency (EPA) and the U.S. Commodity Futures Trading Commission (CFTC); • our ability to access capital at competitive rates or on terms acceptable to us; • risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines that outpace new drilling or extended periods of ethane rejection; • the risk that material weaknesses or significant deficiencies in our internal controls over financial reporting could emerge or that minor problems could become significant; • the impact and outcome of pending and future litigation; • the ability to market pipeline capacity on favorable terms, including the effects of: • future demand for and prices of natural gas, NGLs and crude oil; • competitive conditions in the overall energy market; • availability of supplies of Canadian and United States natural gas and crude oil; and • availability of additional storage capacity; • performance of contractual obligations by our customers, service providers, contractors and shippers; • the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline and other projects and required regulatory clearances; • our ability to acquire all necessary permits, consents or other approvals in a timely manner, to promptly obtain all necessary materials and supplies required for construction, and to construct gathering, processing, storage, fractionation and transportation facilities without labor or contractor problems; • the mechanical integrity of facilities operated; • demand for our services in the proximity of our facilities; • our ability to control operating costs; • acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers' or shippers' facilities; • economic climate and growth in the geographic areas in which we do business; • the risk of a prolonged slowdown in growth or decline in the United States or international economies, including liquidity risks in United States or foreign credit markets; • the impact of recently issued and future accounting updates and other changes in accounting policies; • the possibility of future terrorist attacks or the possibility or occurrence of an outbreak of, or changes in, hostilities or changes in the political conditions in the Middle East and elsewhere; • the risk of increased costs for insurance premiums, security or other items as a consequence of terrorist attacks; • risks associated with pending or possible acquisitions and dispositions, including our ability to finance or integrate any such acquisitions and any regulatory delay or conditions imposed by regulatory bodies in connection with any such acquisitions and dispositions; • the impact of uncontracted capacity in our assets being greater or less than expected; • the ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our state and FERC-regulated rates; • the composition and quality of the natural gas and NGLs supplied to OKS’s gathering system, processed in OKS’s plants and transported on OKS’s pipelines; • the efficiency of our plants in processing natural gas and extracting and fractionating NGLs; • the impact of potential impairment charges; • the risk inherent in the use of information systems in our respective businesses, implementation of new software and hardware, and the impact on the timeliness of information for financial reporting; • our ability to control construction costs and completion schedules of our pipelines and other projects; and • the risk factors listed in the reports OKE and OKS have filed and may file with the SEC, which are incorporated by reference.

These reports are also available from the sources described below. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ONEOK nor ONEOK Partners undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in the most recent reports on Form 10-K and Form 10-Q and other documents of ONEOK and ONEOK Partners on file with the SEC. ONEOK's and ONEOK Partners’ SEC filings are available publicly on the SEC's website at www.sec.gov. This communication also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating our overall financial performance. These non-GAAP measures are broadly used to value and compare companies in our industry. Please also see ONEOK’s website at http://www.oneok.com under “Investors” for reconciliation of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort. Additional Information And Where To Find It This communication is not a solicitation of any vote, approval, or proxy from any ONEOK stockholder or ONEOK Partners unitholder. In connection with the proposed transaction, ONEOK filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4, as amended (the "Form S-4") which includes a prospectus of ONEOK and a joint proxy statement of ONEOK and ONEOK Partners. The Form S-4 was declared effective by the SEC on May 11, 2017, and the definitive joint proxy statement/prospectus was filed with the SEC by both ONEOK and ONEOK Partners on May 19, 2017. Each of ONEOK and ONEOK Partners may also file other documents with the SEC regarding the proposed transaction. The definitive joint proxy statement/prospectus was mailed to ONEOK stockholders and ONEOK Partners unitholders on or about May 25, 2017. This document is not a substitute for any prospectus, proxy statement or any other document which ONEOK or ONEOK Partners may file with the SEC in connection with the proposed transaction. ONEOK and ONEOK Partners urge investors and their respective stockholders and unitholders to read the Form S-4 and any other relevant documents filed with the SEC, including the definitive joint proxy statement/prospectus that is part of the Form S-4, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from ONEOK's website (www.oneok.com) under the tab "Investors" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from ONEOK Partners’ website (www.oneokpartners.com) under the tab "Investors" and then under the heading "SEC Filings." Participants In The Solicitation ONEOK, ONEOK Partners and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ONEOK stockholders and ONEOK Partners unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of ONEOK stockholders and ONEOK Partners unitholders in connection with the proposed transaction are set forth in the preliminary joint proxy statement/prospectus filed with the SEC on March 7, 2017 and will be set forth in the definitive joint proxy statement/prospectus when it becomes available. You can find information about ONEOK's executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2017. You can find information about ONEOK Partners’ executive officers and directors in its annual report on Form 10-K filed with the SEC on February 28, 2017. Additional information about ONEOK's executive officers and directors and ONEOK Partners’ executive officers and directors can be found in the above- referenced Registration Statement on Form S-4 and the other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from ONEOK and ONEOK Partners using the contact information above. ###